15 August 2007	For media enquiries please call Peter Baker on:
Tel: (02) 8274 5304
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie Announces
On-Market Share Buy-Back Program
James Hardie today announced it would implement an on-market buy-back program for the purchase of up to 10% of its issued capital (approximately 46.8 million shares).
The share buy-back reflects the company’s focus on improving the efficiency of its balance sheet through active capital management.
James Hardie’s Chief Executive Officer, Louis Gries said: “Today’s announcement is a positive move towards improving the efficiency of our capital structure”.
“We decided to hold back with active capital management until greater clarity was achieved on our voluntary asbestos compensation funding proposal and some related matters. Our balance sheet structure has become less than optimal as a result.
“Shareholder approval of the compensation funding proposal was achieved in February and, taking into consideration the company’s strong cash generation and low level of debt, we believe it prudent to now commence returning capital to shareholders,” said Mr Gries.
Additional funding facilities will be sought by the company as required.
James Hardie will purchase the shares opportunistically, subject to market conditions and the operating environment.
No time period has been set for the buy-back.
END

Contact details to follow.

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Media Enquiries:
Peter Baker
Telephone:     61 2 8274 5304
Email:     media@jameshardie.com.au
Facsimile:     61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations
Telephone:     61 2 8274 5246
Mobile:     61 408 164 011
Email:     steve.ashe@jameshardie.com.au
Facsimile:     61 2 8274 5218
www.jameshardie.com
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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